SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For January 20, 2010

ASML Holding N.V.
De Run 6501
5504 DR Veldhoven
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
EXHIBITS 99.1, 99.3 AND 99.4 TO THIS REPORT ON FORM 6-K ARE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13332), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-105600), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-109154), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-116337), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-126340), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-136362), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-141125), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-142254), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-144356), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147128), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-153277), AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-162439) OF ASML HOLDING N.V.

SIGNATURES
Exhibit 99.1
Exhibit 99.2
Exhibit 99.3
Exhibit 99.4

Exhibits
99.1	“ASML Announces 2009 Fourth Quarter and Full Year Results — Rise in Bookings Confirms Strong 2010 First Half Year,” press release dated January 20, 2010

99.2	“ASML 2009 Fourth Quarter and Full Year Results — Rise in Bookings Confirms Strong 2010 First Half Year,” presentation dated January 20, 2010

99.3	Summary U.S. GAAP Consolidated Statements of Operations

99.4	Summary IFRS Consolidated Statements of Operations
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of credit market deterioration on consumer confidence and demand for our customers’ products, competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)
Date: January 20, 2010	By:	/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Executive Vice President and Chief Financial Officer

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